Hunton Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax HuntonAK.com

April 19, 2024

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	City Office REIT, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 22, 2024
File No. 001-36409

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2024, with respect to the Company’s Form 10-K for the year ended December 31, 2023 (File No. 001-36409), submitted to the Commission on February 22, 2024 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 10-K. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditors, has reviewed this correspondence.

Annual Report on Form 10-K for the year ended December 31, 2023

Part 1

Item 1. Business, page 5

1.

We note your disclosure on page 5 that your leases typically have rent escalations. We further note your disclosure on page 26 that certain of your leases have early termination provisions. Please tell us, and in future filings, please clarify, the extent to which you have waived the escalation clause in your leases in order to retain tenants. Further, please tell us, and in future filings, please clarify, the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.

U.S. Securities and Exchange Commission

April 19, 2024

RESPONSE: We acknowledge the Staff’s comment and note for the information of the Staff that the Company cannot recall ever waiving an escalation clause in order to retain tenants. In the event the Company were to waive a rent escalation clause and determines that such waiver has a material impact on the Company’s current or future operations, the Company undertakes to include appropriate disclosure in future periodic reports. In response to the Staff’s comment, the Company clarifies that early termination provisions apply to approximately 16% of the net rentable area in our portfolio as of December 31, 2023. Our termination provisions permit the tenant to terminate the arrangement generally upon payment of a termination fee, which acts as a deterrent to canceling the lease. Further, in the year ending December 31, 2022, only four tenants exercised early termination provisions, which impacted an aggregate 76,459 square feet and represented only 1.3% of our net rentable area, and no tenants exercised early termination provisions in the year ending December 31, 2023. As a result, the information requested was omitted as the Company determined that such information was not material. In our future periodic Exchange Act reports, the Company will provide commentary regarding the impact to us from tenants exercising such provisions to the extent material.

Item 2. Properties, page 41

2.

Based on your footnote disclosure to the table on page 41, it does not appear that you have included the average effective rent per square foot. Please tell us, and in your future Exchange Act periodic reports, please revise, your property table disclosure to disclose your average effective rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements.

RESPONSE: We acknowledge the Staff’s comment, and the Company will provide in its future periodic Exchange Act reports, beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2024, the annualized average effective rent per square foot, accounting for the impact of straight-line rent adjustments, including the amortization of rent escalations and base rent concessions (e.g., free rent abatements) contained in the lease over the lease term. The Company intends to revise relevant disclosures in future filings as per the below.

Metropolitan Area	Property	Economic Interest	NRA (000s Square Feet)	In Place Occupancy	Annualized Average Effective Rent per Square Foot (1)	Annualized Base Rent per Square Foot	Annualized Gross Rent per Square Foot (2)	Annualized Base Rent (3) ($000s)
Phoenix, AZ (26.7% of NRA)	Block 23	100.0%	307	94.5%	$28.62	$30.24	$33.29	$8,771
	Pima Center	100.0%	272	56.9%	$28.66	$29.74	$29.74	$4,596
	SanTan	100.0%	267	49.1%	$30.80	$32.28	$32.28	$4,224
	5090 N. 40th St	100.0%	175	69.3%	$31.97	$34.73	$34.73	$4,215
	Camelback Square	100.0%	172	85.9%	$32.89	$34.97	$34.97	$5,179
	The Quad	100.0%	163	94.8%	$32.82	$33.81	$34.18	$5,223
	Papago Tech	100.0%	163	67.8%	$24.30	$25.87	$25.87	$2,856

U.S. Securities and Exchange Commission

April 19, 2024

Tampa, FL (18.5%)	Park Tower	94.8%	480	90.0%	$27.85	$28.65	$28.65	$12,389
	City Center	95.0%	244	88.6%	$30.97	$30.75	$30.75	$6,647
	Intellicenter	100.0%	204	100.0%	$24.56	$26.21	$26.21	$5,333
	Carillon Point	100.0%	124	100.0%	$30.42	$30.86	$30.86	$3,833
Denver, CO (14.1%)	Denver Tech	100.0%	381	85.6%	$23.57	$24.66	$29.11	$7,848
	Circle Point	100.0%	272	90.6%	$19.08	$20.07	$35.94	$4,948
	Superior Pointe	100.0%	152	71.7%	$17.19	$18.79	$32.79	$2,051
Orlando, FL (12.7%)	Florida Research Park	96.6%	397	87.2%	$25.25	$26.28	$28.23	$9,002
	Central Fairwinds	97.0%	168	90.7%	$27.73	$28.62	$28.62	$4,365
	Greenwood Blvd	100.0%	155	100.0%	$24.84	$24.75	$24.75	$3,837
Raleigh, NC (8.7%)	Bloc 83	100.0%	495	83.6%	$41.13	$38.41	$38.81	$15,896

Portland, OR (5.8%)	AmberGlen	76.0%	203	90.1%	$22.39	$23.75	$27.30	$4,356
	Cascade Station	100.0%	128	61.4%	$26.72	$27.92	$31.48	$2,196
Dallas, TX (5.0%)	The Terraces	100.0%	173	100.0%	$41.38	$39.53	$60.53	$6,824
	2525 McKinnon	100.0%	111	97.8%	$28.95	$30.84	$50.84	$3,360
San Diego, CA (4.9%)	Mission City	100.0%	281	80.9%	$39.00	$39.87	$39.87	$9,070

Seattle, WA (3.6%)	Canyon Park	100.0%	207	100.0%	$22.31	$23.86	$29.86	$4,934

Total / Weighted Average – December 31, 2023 (4)			5,694	84.5%	$28.84	$29.55	$33.01	$141,953

(1)

Annualized Average Effective Rent accounts for the impact of straight line rent adjustments, including the amortization of rent escalations and base rent concessions (e.g., free rent abatements) contained in the lease. The square foot result per property is calculated by multiplying (i) Average Effective Rent for the month ended December 31, 2023 by (ii) 12, divided by the occupied square footage in that period.

(2)	Annualized gross rent per square foot includes adjustment for estimated expense reimbursements of triple net leases.
(3)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2023 by (ii) 12.
(4)	Averages weighted based on the property’s NRA, adjusted for occupancy.

U.S. Securities and Exchange Commission

April 19, 2024

3.

We refer to your statement on page 5 that you are focused on “high-quality office properties.” For each property, please tell us, and in future filings, please disclose, the class of the office building. Please tell us, and in future filings, please clarify, if the class of building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

RESPONSE: We acknowledge the Staff’s comment, and we respectfully submit that, although we consider the majority of our properties to be high quality office buildings, there is no universally accepted definition or set of characteristics used to make this determination or describe different classes. Further, the characteristics for each class of building would vary across different geographic markets and may change over time. As a result, it would be difficult and may be of limited use to investors to present and apply a single, universal definition for each class of building. Our determination that our properties are high quality is based upon evaluating their finishes, amenities, functionality and construction relative to other properties in the same market—a majority of our properties are well-located, have good access, are new or in new condition, attract high-quality tenants and are professionally managed. There is no quantitative formula by which buildings can be placed into classes since such determinations involve judgment and subjectivity.

In assessing the strength of our portfolio, we have consulted market data and reports from publicly available information and industry publications, including from third party CoStar, whom we believe is a widely used and reputable nationwide data provider among real estate industry participants generally. Although CoStar has classified 83% of our properties as Class A office buildings, how CoStar and other data providers track information and compile their data are proprietary and are not provided to us. We cannot easily verify the appropriateness of the criteria selected by such third party and do not believe that these metrics would be useful to investors. In addition, the Company believes that CoStar ratings are dynamic and subject to revision by CoStar without compelling quantitative justification, and CoStar’s ratings may be influenced by input from property owners themselves, therefore undermining the validity and objectivity of such ratings. Further, and aside from the inherent difficulty required to classify unique real estate assets into discrete quality categories, such building classifications from the available third-party reports do not nearly provide the same control for subjectivity and potential conflicts of interest as seen in ratings from nationally recognized statistical rating organizations such as Fitch Ratings, Standard & Poor’s or Moody’s, who are legally required to publicly disclose how their ratings have performed and can be held liable for ratings that they should have known were inaccurate. While applying a property rating system may help investors quickly understand the risk characteristics associated with a commercial property, investors are urged to conduct their own assessments of the quality of our portfolio, as a classification is not a guarantee as to quality, particularly given the subjective nature in categorizing distinct assets like real property.

U.S. Securities and Exchange Commission

April 19, 2024

We believe we continue to position CIO for success by leveraging the quality of our existing properties to complete strategic lease renewals or to obtain new tenants. Although risk exists that we may not be able to locate qualified replacement tenants in the event of a non-renewal, we are able to mitigate these concerns given our properties are located in cities with a high-quality standard of living, strong population and employment growth trends and a depth and diversity of local economies where replacement tenants are more readily available than if we operated in cities where tenant needs did not align with the quality of property we provide. Additionally, we actively pursue opportunities to enhance our properties through capital improvement initiatives, like creating ready-to-lease spec suites to enhance leasing appeal, so that we are well-positioned if we are required to provide tenant improvements in order to maintain or attract new tenants. Further, the quality of our portfolio allows for us to enter into long-term leases and thereby avoid some renewal and re-letting concerns altogether.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.

We note your disclosure on page 47 and elsewhere that one of your properties was possessed last year as a result of an event of default, your statement in your earnings call held in February 2024 that your Cascade Station property may also be disposed unless you are able to obtain material loan modifications, and your Item 2 disclosure regarding the current vacancy and that approximately 30% of your leases are set to expire over the next few years. Please tell us what consideration you gave to discussing these issues in more depth in your MD&A. Refer to Item 303(a) of Regulation S-K.

RESPONSE: When drafting the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”), the Company considers matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations, including known material trends, demands, commitments, events and uncertainties in liquidity and capital resources and results of operations.

Management considers the consent to the appointment of a receiver to assume possession and control of the 190 Office Center property, as noted on page 47, and the impairment and subsequent cash-sweep affecting Cascade Station, to have materially affected results of operations for the period covered by the 10-K, and further that the potential disposition to the lender of the Cascade Station property upon maturity of the loan is an uncertainty that may have a material unfavorable impact on income in the future. As such, the Company included additional disclosure regarding these two properties within MD&A. The Company considered the impact the disclosures made in the 10-K and determined no additional disclosure is necessary. The Company respectfully directs the Staff to pages 54-56 and the table on pages 58-59 within MD&A for supplementary disclosure to the disclosure on page 47 regarding 190 Office Center, and pages 54-55, page 57 and the table on pages 58-59 within MD&A for disclosure regarding Cascade Station.

U.S. Securities and Exchange Commission

April 19, 2024

Although whether a lease will be renewed, and whether the terms of the renewal are favorable, are uncertainties, the Company discusses lease expirations under “Factors That May Influence Our Operating Results and Financial Condition – Rental Revenue and Tenant Recoveries” in MD&A. Additionally, the Company’s disclosures in Risk Factors pertaining to current vacancy and tenant renewals or re-lettings encompass both the current experience as well as perceived prospective risks. Further, the impact of 9.7%, 8.8% and 9.0%, of the Company’s net rentable area being subject to lease expiration, without regard to renewal options, during 2024, 2025 and 2026, respectively (representing approximately 11.0%, 10.6% and 9.9% of our annualized base rent, respectively), was not deemed to require additional disclosure given that these expirations are staggered, generally consistent across each period and comparable to the proportions of our portfolio leases subject to expiration in prior years as reported in prior Annual Reports on Form 10-K and no single tenant has more than 3.6% of our portfolio’s net rentable area under lease. The Company intends to revise relevant disclosures in future filings as per the addition (underlined) to the following sections excerpted from MD&A:

“Our business has been and will likely continue to be impacted by tenant uncertainty regarding office space needs given the evolving remote and hybrid working trends. Usage of our assets in the near future depends on corporate and individual decisions regarding return to usage of office space, which is impossible to estimate. As of December 31, 2023, 13.5% of net rentable area under our portfolio was vacant, as compared to 11.0% and 9.1% as of December 31, 2022 and 2021, respectively.”

“The amount of net rental revenue generated by our properties will depend principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of December 31, 2023, 9.7%, 8.8% and 9.0% of net rentable area under our portfolio is subject to lease expiration during 2024, 2025 and 2026, respectively, without regard to renewal options (representing approximately 11.0%, 10.6% and 9.9% of our annualized base rent). The amount of rental revenue generated also depends on our ability to maintain or increase rental rates at our properties. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. We continually monitor our tenants’ ability to meet their lease obligations to pay us rent to determine if any adjustments should be reflected currently. Future economic downturns or regional downturns affecting our markets or submarkets or downturns in our tenants’ industries, including as a result of rising interest rates and the increasing likelihood of a U.S. recession, that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.”

5.

In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases, and the amount of leases that were not renewed. Additionally, this disclosure should include a discussion of tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated. Further, please quantitatively discuss the relationship between expiring rents and current market rents.

U.S. Securities and Exchange Commission

April 19, 2024

RESPONSE: The Company undertakes to revise and disclose in its future Exchange Act periodic reports material leasing results for the period reported in such periodic reports, including the amount of leases that were new leases compared to renewal leases. This disclosure will include discussion of tenant improvement costs, leasing commissions, and tenant concessions and amounts will be shown or readily calculable on a per square foot basis. Further, the Company will present the change between renewal cash rent and expiring rental rate experienced during the applicable period, which we consider to be a quantitative measure of the relationship between rental rates on leases scheduled to expire over the near term and the Company’s view on current market rents for those spaces. In addition to disclosing the requested information in future Exchange Act periodic reports, the Company respectfully submits that certain leasing activity and other related metrics are presented and reconciled, if applicable, in the Company’s quarterly press release, which is both publicly available to investors and furnished to the Staff on Form 8-K, and within the Company’s quarterly Supplemental Financial Information, which is publicly available to investors. The Company intends to revise relevant disclosures in future filings as per the below.

Three Months Ended December 31, 2023 Leasing Activity	New Leasing	Renewal Leasing	Total Leasing
Square Feet (000’s)	109	25	134
Average Effective Rents	$38.04	$33.46	$37.19
Tenant Improvements	$69.37	$0.52	$56.61
Leasing Commissions	$17.46	$2.37	$14.67
% Change in Renewal Cash Rent vs. Expiring		3.4%
Retention Rate %		21%

Year Ended December 31, 2023 Leasing Activity	New Leasing	Renewal Leasing	Total Leasing
Square Feet (000’s)	235	364	599
Average Effective Rents	$35.42	$30.58	$32.48
Tenant Improvements	$56.40	$3.47	$24.22
Leasing Commissions	$14.68	$4.62	$8.56
% Change in Renewal Cash Rent vs. Expiring		4.7%
Retention Rate %		52%

* * * * *

U.S. Securities and Exchange Commission

April 19, 2024

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-3649 or jdavidson@HuntonAK.com.

Very truly yours,

/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc:	Anthony Maretic, City Office REIT, Inc.
James Farrar, City Office REIT, Inc.